                                              Filed by D&E Communications, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933, as amended
                                   Subject Company: Conestoga Enterprises, Inc.
                                                   Commission File No.: 0-24064


The following message was sent by email to employees of D&E Communications, Inc. on May 9, 2002.


A MESSAGE TO D&E AND CONESTOGA EMPLOYEES FROM D&E CEO, G. WILLIAM RUHL

The merger of D&E Communications and Conestoga continues to move forward. On April 24, 2002, D&E's registration statement on Form S-4 was declared effective by the Securities and Exchange Commission. The Form S-4 filing was necessary for D&E to be able to issue additional shares of common stock as a part of the Conestoga acquisition.

Additionally, FCC approval of the merger became final and nonappealable on April 29, 2002. D&E and Conestoga have scheduled their respective shareholder meetings for May 23, 2002.

With the scheduled completion date of the D&E / Conestoga merger growing ever closer, the employment selection process is now complete. Employees were notified by the week of April 29 about their future job status in the combined company.

Based on the recommendation of the Transition Team Leads, a total of 83 employees of D&E and Conestoga will be leaving the combined organization between the closing of the merger and October 1, 2002. This number represents 10% of the combined workforce of D&E and Conestoga. While many difficult decisions were made, we believe that they were made fairly and consistently based on the selection process that was designed and approved by Transition Team Leads. The employees who will be leaving after the consummation of the merger between D&E and Conestoga have been offered severance packages, extended employee assistance benefits and outplacement services provided by the D&E human resources staff. In addition, many employees who have been asked to stay through a transition period after the merger is complete have also been offered transition bonuses, if they stay until their work assignments are complete and sign a general release form. The Transition Team and the D&E Human Resources staff have worked feverishly over the last few weeks to ensure that employees understand the process and their individual job circumstances. If you have any questions regarding your job or the letter of employment that you received, please contact your supervisor or a member of the Human Resources team.

Both D&E and Conestoga will bring unique strengths and service experience to the combined organization. For example, Conestoga has its CATV and large Long Distance business units that will enhance the offerings that D&E has today. Conversely, D&E's service offerings include data products, systems integration and internet services. We believe that the combination of D&E's and Conestoga's various services will help provide the combined company with additional opportunities.

To help guide this growth, we are creating a team of Strategic Business Unit managers who will work in conjunction with departments throughout the combined organization to make each segment of the combined company successful.

This organizational structure will help to provide direction for the combined company, which will have 789 employees. I hope that your pride in the combined organization will grow as our business and our good reputation grow throughout the region.

===============================================================================
QUESTIONS AND ANSWERS

Many of the questions that employees submitted through the Integration Feedback mailbox, by email and through employee meetings have been answered by way of the job notification process. Future Transition Updates will continue to answer questions, as decisions are made and processes continue to be evaluated. All employees are reminded to forward questions to the Integration Feedback email box in GroupWise, to aanderson@decommunications.com or to sfrantz@ceni.com.

Q) WHAT IS THE LAST DAY OF EMPLOYMENT FOR EMPLOYEES WHO WILL BE LEAVING BY THE CLOSING DATE OF THE MERGER?

A) The last day of employment will be the date the shareholders of both organizations approve the transaction. The respective shareholder meetings for D&E and Conestoga are scheduled to be held on May 23, 2002.

Q) WILL THE TIME THAT EMPLOYEES WORKED FOR TELEBEAM, INFOCORE, ALTERNATE SOLUTIONS, COMPUSPIRIT OR COMP TECH COUNT TOWARD YEARS OF SERVICE FOR THOSE EMPLOYEES?

A) Yes, the time employees worked for those organizations will be taken into account in the calculation of severance payments for the affected employees.

Q) I AM AN EMPLOYEE WHO WILL BE LEAVING THE COMPANY IMMEDIATELY AFTER THE MERGER CLOSES. WHAT ARE OUTPLACEMENT SERVICES AND ARE THEY AVAILABLE TO ME?

A) Outplacement services are support activities provided for employees whose positions have been or will be eliminated. The services offered by the company's Human Resource staff include resume writing assistance, interviewing tips and referrals to other programs to assist displaced employees in finding work, tuition assistance, or training.

Q) I UNDERSTAND WHAT MY SALARY WILL BE IN THE COMBINED ORGANIZATION, BUT HOW WILL MY BENEFITS CHANGE?

A) Human Resources is in the process of finalizing the details of any changes in benefits. An upcoming Transition Update will deal exclusively with benefits issues for current Conestoga and D&E employees.

Q) IF A TRANSITION EMPLOYEE LEAVES D&E OR CONESTOGA PRIOR TO HIS OR HER TARGET DATE, WILL HE OR SHE RECEIVE SEVERANCE?

A) No. Severance and transition bonuses (where applicable) will not be paid if an employee resigns prior to his or her designated departure date.

Q) ARE THE SEVERANCE BENEFITS AND TRANSITION BONUSES THE SAME FOR EMPLOYEES OF BOTH D&E AND CONESTOGA?

A) Yes.

Q) ARE MORE WORKFORCE REDUCTIONS ANTICIPATED?

A) We have completed the merger selection process and the reorganization of the company in anticipation of the merger, and we do not anticipate additional reductions in personnel. Open positions will be posted and updated periodically, as they have always been at both organizations. Please contact Human Resources if you have any questions related to these issues.

Q) WHAT IS THE DRESS CODE FOR THE COMBINED ORGANIZATION?

A) Each Vice President in the combined organization will determine the business needs of his/her team and articulate expectations for the dress code in his/her area of responsibility. We expect that the employees of Conestoga and D&E will continue to represent themselves professionally in their jobs and in the community.


Q) WHAT IS BEING DONE TO BOOST THE MORALE OF EMPLOYEES AT D&E AND CONESTOGA?

A) Over the past several months, many of D&E's and Conestoga's locations have reported employees working together to provide team building and stress reduction activities...something that is to be commended! All employees are encouraged to "think outside the box" about how to continue to create a positive team environment that supports coworkers in transition and breaks down any barriers that might exist. It is also important to remember our focus on customer service, which also means our internal customers...our coworkers.

Q) WILL D&E AND CONESTOGA WORK COLLABORATIVELY AFTER THE MERGER IS COMPLETE?

A) Absolutely! This merger is intended to help our company grow. We believe that we now have in place the combined leadership, customer service talents and technical expertise necessary for our combined organization to excel in an increasingly competitive environment. As of the day after the merger closes, we plan to take the best practices of each company and blend them together to form a larger company that continues to have a "family" feel to it.

NEXT STEPS:

D&E AND CEI ANNUAL SHAREHOLDERS' MEETINGS - MAY 23, 2002

BLEND BEST PRACTICES to ensure department and company policies, procedures, and practices will be applied in a unified way that will maximize efficiency in each operation.

CUSTOMER RETENTION will be an area of major focus as it relates to marketing, sales, and customer service.

RE-CHARGE THE NEW TEAM by means of cultural integration -- respecting the past, while inventing the future.

D&E Communications' registration statement on Form S-4, which includes the definitive joint proxy statement of D&E and Conestoga, was declared effective on April 24, 2002 by the Securities and Exchange Commission. Investors and security holders may obtain a free copy of the registration statement at the Commission's web site at www.sec.gov. The documents filed with the Commission by D&E may also be obtained for free from D&E by directing a request to D&E, 124 East Main Street, Ephrata, Pennsylvania 17522, Attn: Investor Relations. Certain of these documents may also be accessed on D&E's web site at www.decommunications.com when they become available.

THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS SHOULD BE READ CAREFULLY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.